EXHIBIT 12.5

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY FLORIDA
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Nine Months Ended September 30,	Years Ended December 31,
(in millions)	2014	2013	2012	2011	2010	2009
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$740	$538	$413	$494	$729	$671
Fixed charges	180	285	309	275	300	278
Total earnings	$920	$823	$722	$769	$1,029	$949

Fixed charges:
Interest on debt, including capitalized portions	$151	$249	$274	$253	$271	$258
Estimate of interest within rental expense	29	36	35	22	29	20
Total fixed charges	$180	$285	$309	$275	$300	$278
Preferred dividends, as defined	—	—	2	2	2	2
Total fixed charges and preferred dividends combined	$180	$285	$311	$277	$302	$280
Ratio of earnings to fixed charges	5.1	2.9	2.3	2.8	3.4	3.4
Ratio of earnings to fixed charges and preferred dividends combined	5.1	2.9	2.3	2.8	3.4	3.4